March 12, 2013

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Attention:	Kathleen Krebs
Jonathan Groff
Larry Spirgel

Re:	Reagan Park Senior Living, LLC
Offering Statement on Form 1-A (File No. 024-10339)

Lady and Gentlemen:

Pursuant to Rule 259 promulgated under the Securities Act of 1933, as amended (the “Securities Act”) Reagan Park Senior Living, LLC (the “Company”) hereby applies for an order granting withdrawal of the Offering Statement on Form 1-A, together with all exhibits thereto, File No. 024-10339 (collectively, the “Offering Statement”). The Offering Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on December 31, 2012.

The Company confirms that the Offering Statement was not shared with any potential investors, and no securities have been sold pursuant to the Offering Statement. Accordingly, the Company requests an order granting the withdrawal of the Offering Statement be issued by the Commission effective as of the date hereof or at the earliest practicable date hereafter.

In light of improved terms of senior debt, the Company has determined not to proceed with the offering contemplated by the Offering Statement. The Company intends to undertake a subsequent private offering.

Please send copies of the written order granting withdrawal of the Offering Statement to the Company’s counsel, Jarod Brown, P.O. Box 4193, Carmel, Indiana 46082.

If you have any questions regarding the foregoing application for withdrawal, please contact Jarod Brown at (317) 417-3822.

Respectufully submitted,

REAGAN PARK SENIOR LIVING, LLC

/s/ Thomas C. Smith
By: Thomas C. Smith, President